Exhibit 99.1

Press Release

iKang Announces Appointment of New Independent Director

BEIJING, July 8, 2014 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market in terms of revenue in 2013, today announced that the Board of Directors of the Company (the “Board”) has appointed and designated Ms. Ruby Lu as an independent director of the Company and a member of the audit committee of the Board, effective July 5, 2014. Ms. Bonnie Sum Wai Lo has resigned from the Company’s Board, effective July 5, 2014.

With the appointment of Ms. Ruby Lu and the resignation of Ms. Bonnie Sum Wai Lo, the audit committee of the Board currently consists of Mr. Daqing Qi, Ms. Ruby Lu and Mr. Minjian Shi.

Ms. Lu has extensive experience in serving on the board of directors of many US-listed companies. Ms. Lu is a general partner at DCM and co-founded DCM China in 2006. DCM is a venture capital investment company headquartered in Silicon Valley and its investments portfolio in China include companies such as VIP.com, 58.com, Bitauto.com and Dangdang.com, which are all listed on NYSE. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. Ms. Lu received her Master’s degree in International Economics as well as Energy, Environment, Science and Technology from Johns Hopkins University and Bachelor’s degree in Economics with honors from the University of Maryland.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang commented on the appointment and replacement. “We are pleased to announce the appointment of Ms. Lu to our Board. Ms. Lu believes that entrepreneurs are the most critical force shaping the society in China and she is very passionate in championing entrepreneurs in reaching their business and social goals. At iKang, we believe innovation and technologies are the main drivers in the revolution of healthcare system, therefore, to cultivate the culture of continuous innovation, we think it is vital to retain the entrepreneurship spirit within iKang. With Ms. Lu joining iKang as an independent director, we can enhance the company’s corporate governance and bring to the Company more insights in how to leverage on technological evolution to benefit iKang. Ms. Lu also brings diverse background and skills that complement those of our senior leadership team.”

Mr. Zhang continued, “On behalf of the entire Board, I would like to thank Ms. Bonnie Sum Wai Lo for her great contributions and dedicated work to iKang, and I wish her all the success in her future endeavors.”

About iKang Healthcare Group Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 12.3% of market share in terms of revenue in 2013.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company delivered its services to approximately 2.7 million individuals across China.

As of June 30, 2014, iKang’s nationwide network consisted of 48 self-owned medical centers covering 15 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Hong Kong and Changzhou. The Company has also supplemented its self-owned medical center network by contracting with approximately 300 third-party service provider facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Chris Ren

Director of Investor Relations

Tel: +86 10 5320 8599

Email: chris.ren@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com